May 9, 2024

Via EDGAR Submission

Mr. Dietrich King

Ms. Rucha Pandit

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Barnes & Noble Education, Inc. Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2024 File No. 001-37499

Dear Mr. King and Ms. Pandit:

On behalf of our client, Barnes & Noble Education, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comment contained in the Staff’s letter, dated May 2, 2024 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on April 23, 2024 (the “Preliminary Proxy Statement”). The Company is concurrently filing an Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comment. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s comment has been reproduced in italics herein with the Company’s response immediately following such comment. All page references in the response set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that the Rights Offering, in conjunction with the Purchase Agreement, Term Credit Agreement and Private Investment, together contemplate the issuance of at least 1.8 billion shares of common stock. Please revise your disclosure throughout the proxy statement to clearly quantify the total number of shares that could be issued as a result of the aforementioned transactions. Refer to Item 11(a) of Schedule 14A. Additionally, please revise to also quantify the estimated potential dilutive impact of such transactions. Please provide enough information so that investors understand the impact of approving the proposals articulated in preliminary proxy statement.

May 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure throughout Amendment No. 1 to quantify the total number of shares that could be issued in connection with the Rights Offering and the other transactions disclosed in the Share Issuance Proposal articulated in the Preliminary Proxy Statement. The Company has also revised its disclosure on page 24 of Amendment No. 1 to quantify the estimated potential dilutive impact of such transactions on the ownership interests of its existing stockholders. In addition, the Company has revised Amendment No. 1 throughout to clarify various other disclosures to help investors understand the impact of approving the proposals articulated in the Preliminary Proxy Statement.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Sean M. Donahue

Paul Hastings LLP

cc:   Michael Huseby, Barnes & Noble Education, Inc.